PUBLIC

SE 19010885

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-22058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2018 (MM/DD/YY) AND ENDING 05/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buell Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Glastonbury Blvd. Suite 102
(No. and Street)

Glastonbury (City) CT (State) 06033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris D. Berris 860-657-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Court (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

SEC Mail Processing Section
JUL 25 2019
Washington DC
406

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

PUBLIC

OATH OR AFFIRMATION

I, Chris D. Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp, as of May 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

Buell Securities, Corp.

Report on Audit of Financial Statements

May 31, 2019

THOMAS FAUST, CPA
Certified Public Accountant

BUELL SECURITIES CORP.
TABLE OF CONTENTS

PUBLIC

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Buell Securities, Corp.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Buell Securities, Corp., as of May 31, 2019, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Buell Securities, Corp. as of May 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Buell Securities, Corp.'s management. My responsibility is to express an opinion on Buell Securities, Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Buell Securities, Corp. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Buell Securities, Corp.'s financial statements. The supplemental information is the responsibility of Buell Securities, Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
July 9, 2019

PUBLIC

BUELL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2019

ASSETS

ASSETS

Cash	$	210,013
Deposits		63,281
		273,294

LIABILITIES AND STOCKHOLDERS EQUITY

LIABILITIES

Accounts payable and accrued expenses	13,990
Commissions payable	99,204
TOTAL LIABILITIES	113,194

STOCKHOLDERS' EQUITY

Common stock, par value $100; 1,107 shares authorized, issued and outstanding	110,700
Additional paid-in capital	16,686
Retained Earnings	32,714
TOTAL STOCKHOLDERS' EQUITY	160,100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 273,294

BUELL SECURITIES CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2019

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations – Buell Securities Corp. (the Firm) operates a broker-dealer from one Location in Glastonbury, Connecticut. The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents – For purposes of the statements of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

c. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk – The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits.

e. Revenue Recognition – The revenue of the Firm is derived primarily from commissions earned on the sale of equities, mutual funds, annuities, options and bonds. Commission income is recorded based on the settlement date of the transaction.

   In May 2014, FASB issued ASU 2014-19, Revenue from Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU-2014-09. The principle of revenue recognition under ASU -2014-09 are largely consistent with current practices of the Firm.

f. Advertising – The Firms advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

Note 2: ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commission due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At May 31, 2019, there were no commissions receivable and accrued commissions payable were $99,204.

BUELL SECURITIES CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2019

NOTE 3: CLEARING BROKER AGREEMENT

The Firm clears security transactions through Raymond James and Associates. Under the terms of the clearing agreement, Raymond James and Associates carry the accounts of the customers of Buell Securities Corp. on a fully disclosed basis. Raymond James executes transactions and settles contracts of securities for customer accounts, prepares confirmations and summary monthly statement, and performs certain cashiering functions such as receiving and delivering securities.

Under the agreement, the Firm is required to maintain a minimum cash deposit of $50,000, on which it receives interest based on the current reserve interest rate.

NOTE 4: EXEMPTION UNDER RULE 15C3-3

The Firm claims exemptions under Rule 15c3-3 in accordance with the provisions of paragraph (k) (2) (i) and (k) (2) (ii). The Firm maintains a special account for the exclusive benefit of their customers and all customer transactions are cleared through another broker-dealer on a fully disclosed basis. During the year and as of May 31, 2019, there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3 and the Firm is in compliance with their stated exemptive provisions and thus is exempt from the provisions of Rule 15c3-3.

NOTE 5: INCOME TAX EXPENSE

The Firm is a C Corporation for tax purposes. The Firm records its federal and state income tax liabilities and expenses in accordance with Financial accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none in 2019.

The Firm's federal and state income tax returns for 2015 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (SFAS 109). The Interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to deter the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: RETIREMENT PLAN AND EMPLOYEE BENEFITS

The Firm maintains a non-contributory 401k retirement plan that covers substantially all employees. The Firm also offers a Section 125 Cafeteria Plan to all qualifying employees.

NOTE 8: OFFICE LEASE

The Firm operates in a leased building under a lease that expires April 30, 2021. Rent expense was $121,908 for the year ended May 31, 2019. Future minimum lease payments under this lease are $123,659 for 2020, $115,352 for 2021.

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net Capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At May 31, 2019, net capital as defined by the rules, equaled $150,847. The ratio of aggregate indebtedness to net capital was 75.04%. Net capital in excess of the minimum required was $90,847.

NOTE 10: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended May 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the Independent registered accounting firm was available to be issued and determined that there were no subsequent events that needed to be recorded or disclosed.

BUELL SECURITIES CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF MAY 31, 2019

COMPUTATION OF NET CAPITAL

Total ownership from Statement of Financial Condition	$	160,100
less nonallowable assets from Statement of Financial Condition		(7,834)
Net capital before haircuts on securities positions		152,266
Haircuts on securities		(1,419)
Net Capital	$	150,847
Aggregate Indebtedness	$	100,847
Net capital required based on aggregate indebtedness (6-2/3%)		6,600

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	100,847

COMPUTATION OF AGGREGATE REQUIREMENTS

(A) -10% of total aggregate indebtedness		10,084
(B) – 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	90,847
Percentage of Aggregate Indebtedness to Net Capital		75.04.%

Focus Part IIA Reconciliation Between Audited and Unaudited Net Capital.

At May 31, 2019 there were no material differences between Audited Net Capital above and Net Capital as reported on the Firm's Part II (Unaudited) Focus Report.

BUELL SECURITIES, CORP.
COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENT UNDER RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-1
AS OF MAY 31, 2019
SCHEDULE II

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15C3-1

Buell Securities, Corp. is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 sub paragraph (k)(2)(i) and (k)(2)(ii).

PUBLIC

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Buell Securities, Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2019, which were agreed to by Buell Securities, Corp. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Buell Securities, Corp.'s compliance with the applicable instructions of Form SIPC-7. Buell Securities, Corp.'s management is responsible for Buell Securities, Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended May 31, 2019 with the amounts reported in Form SIPC-7 for the year ended May 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
July 9, 2019

PUBLIC

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Buell Securities, Corp.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which Buell Securities, Corp., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (2) (i) and (k) (2) (ii), and Buell Securities, Corp. stated that Buell Securities, Corp. has complied with the Exemption Rule 15c3-3 (k) (2) (i) and (k) (2) (ii) for the period of June 1, 2018 through May 31, 2019 without exception. Buell Securities, Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
July 9, 2019

PUBLIC

BUELL

BUELL SECURITIES CORP.
200 GLASTONBURY BOULEVARD, SUITE 102, GLASTONBURY, CT 06033
TEL 860 • 657 • 1700 800 • 272 • 2468
FAX 860 • 657 • 1721
Established in 1921

June 26, 2019

Thomas Faust
174 Coldbrook Court
Layfayette, IN 47909

Re: Exemption Statement Rule 15c3-3 (k) (2) (i) and (k) (2) (ii) for FYE May 31, 2019

Dear Mr. Faust:

Please be advised that Buell Securities Corp has complied with Exemption Rule 15c3-3 (k) (2) (i) and (k) (2) (ii), for the period of June 1, 2018 through May 31, 2019 without exception.

Buell Securities Corp did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly traded REITS and MPL's). Buell Securities Corporation's past business has been of similar nature and has complied since its inception.

Chris D. Berris, the president of Buell Securities Corporation has made available to Thomas Faust all records and information including all communications from regulatory agencies received through the date of this review May 31, 2019.

James T. Cullen, has been responsible for compliance with the exemption provision throughout the fiscal year.

We are not aware of any events or other factors that might have affected Buell Securities Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (860)657-1700.

Regards,

Chris D Berris, CEO